CERTIFICATE OF CORPORATE RESOLUTION
The undersigned Secretary of Capital Corp of the West (the Corporation) hereby certifies that the following resolutions were duly adopted by the board of directors of the Corporation on August 26, 2003and that such resolutions have not been modified or rescinded as of the date hereof:
RESOLVED, that the form of amended 40 1(k) Plan and Trust effective January 1, 1997, presented to this meeting is hereby approved and adopted and that the proper officers of the Corporation are hereby authorized and directed to execute and deliver to the Trustee of the Plan one or more counterparts of the Plan.
RESOLVED, that for purposes of the limitations on contributions and benefits under the Plan, prescribed by Section 415 of the Internal Revenue Code, the “limitation year” shall be the Plan Year.
RESOLVED, that the Administrator of the Plan shall maintain the Participant Loan Program, which has been in effect, and which was designed and intended to comply with the Department of Labor Regulations. A copy of said Participant Loan Program, which has been updated, en addendum to the Plan, is hereby attached and has been reaffirmed by the members of this meeting.
RESOLVED, that not later than the due date (including extensions hereof) of the Corporation’s federal income tax return for each of its fiscal years hereafter, the Corporation shall contribute to the Plan for each such fiscal year such amount as shall be determined by the board of directors of the Corporation and that the Treasurer of the Corporation is authorized and directed to pay such contribution to the Trustee of the Plan in cash or property and to designate to the Trustee the year for which such contribution is made.
RESOLVED, that the proper officers of the Corporation shall act as soon as possible to notify the employees of the Corporation of the adoption of the 401(k) by delivering to each employee a copy of the summary description of the Plan in the form of the Summary Plan Description presented to this meeting, which form is hereby approved.
RESOLVED, that the “EGTRRA Good Faith Plan Amendments,” previously adopted, shall remain in effect and shall not be superceded by this amendment of the 401(k) Plan and Trust.
The undersigned further certifies that attached hereto are true copies of Capital Corp of the West 401(k) Plan as amended and restated, Summary Plan Description, and Funding Policy and Method approved and adopted in the foregoing resolutions.

/s/ Cherrie Zemanek
Secretary

8/26/03
Date

CAPITAL CORP OF THE WEST 401(K) PLAN
FUNDING POLICY AND METHOD

A pension benefit plan (as defined in the Employee Retirement Income Security Act of 1974) has been adopted by the company for the purpose of rewarding long and loyal service to the company by providing to employees additional financial security at retirement. Incidental benefits are provided in the case of disability, death or other termination of employment.
Since the principal purpose of the plan is to provide benefits at normal retirement age, the principal goal of the investment of the funds in the plan should be both security and long-term stability with moderate growth commensurate with the anticipated retirement dates of participants. Investments, other than “fixed dollar” investments, should be included among the plan’s investments to prevent erosion by inflation. However, investments should be sufficiently liquid to enable the plan, on short notice, to make some distributions in the event of the death or disability of a participant.

CAPITAL CORP OF THE WEST 401(K) PLAN
PARTICIPANT LOAN PROGRAM
Capital Corp of the West 401(k) Plan permits loans to be made to Plan Participants and their Beneficiaries. However, the Plan requires that a written loan program be established which shall set forth the rules and guidelines for issuing loans to Participants. For purposes of this loan program, “Participants” shall mean Plan Participants and their Beneficiaries who are “parties in interest.” The Participant Loan Program shall follow the provisions of Article 14 below, with the following exceptions:

•	Loans will be made in the case of financial hardship only. Hardship will be recognized in the following circumstances:

1. The purchase or preservation of a principal residence.

2. Extraordinary medical expenses of the participant or a family member.

3. Educational expenses of the participant or a family member.

14.4	Reasonable Interest Rate. A Participant will be charged the prime rate of interest (as published in the Wall Street Journal) plus 2%.

14.7	Loan Limitations. A Participant loan may not be made to the extent such loan (when added to the outstanding balance of all other loans made to the Participant) exceeds the lesser of:

(a)
$50,000 (reduced by the excess, if any, of the Participant’s highest outstanding balance of loans from the Plan during the one-year period ending on the day before the date on which such loan is made, over the Participant’s outstanding balance of loans from the Plan as of the date such loan is made) or

(b)
one-half (1/2) of the Participant’s vested Account Balance, determined as of the Valuation Date coinciding with or immediately preceding such loan, adjusted for any contributions or distributions made since such Valuation Date.

A Participant may not receive a Participant loan of less than $1,000 nor may a Participant have more than one Participant loan outstanding at any time. A loan processing fee will be deducted from the Participant’s loan proceeds. A Participant may renegotiate a loan without violating the one outstanding loan requirement to the extent such renegotiated loan is a new loan (i.e., the renegotiated loan separately satisfies the reasonable interest rate requirement under Section 14.4, the adequate security requirement under Section 14.5, and the periodic repayment requirement under Section 14.6). and the renegotiated loan does not exceed the limitations under (a) or (b) above, treating both the replaced loan and the renegotiated loan as outstanding at the same time. However, if the term of the renegotiated loan does not end later than the original term of the replaced loan, the replaced loan may be ignored in applying the limitations under (a) and (b) above.

In applying the limitations under this Section, all plans maintained by the Employer are aggregated and treated as a single plan. In addition, any assignment or pledge of any portion of the Participant’s interest in the Plan and any loan, pledge, or assignment with respect to any insurance contract purchased under the Plan will be treated as loan under this Section.

A separate written loan policy or written modifications to this loan policy may (1) modify the limitations on the amount of a Participant loan; (2) modify or eliminate the minimum loan amount requirement; (3) permit a Participant to have more than one loan outstanding at a time; (4) prescribe limitations on the purposes for which loans may be required; or (5) prescribe rules for reamortization, consolidation, renegotiation, or refinancing of loans.

ARTICLE 14

PARTICIPANT LOANS

This Article contains rules for providing loans to Participants under the Plan. This Article applies if: (1) the Employer elects under Part 12 of the Agreement to provide loans to Participants or (2) if Part 12 does not specify whether Participant loans are available, the Plan Administrator decides to implement a Participant loan program. Any Participant loans will be made pursuant to the default loan policy prescribed by this Article 14 unless the Plan Administrator adopts a separate written loan policy or modifies the default loan policy in this Article 14 by adopting modified loan provisions. If the Employer adopts a separate written loan policy or written modifications to the default loan program in this Article, the terms of such loan policy or written modifications will control over the terms of this Plan with respect to the administration of any Participant loans.

14.1 Default Loan Policy. Loans are available under this Article only if such loans:

(a)	are available to Participants on a reasonably equivalent basis (see Section 14.3);

(b)	are not available to Highly Compensated Employees in an amount greater than the amount that is available to other Participants;

(c)	bear a reasonable rate of interest (as determined under Section 14.4) and are adequately secured (as determined under Section 14.5);

(d)	provide for periodic repayment within a specified period of time (as determined under Section 14.6); and

(e)	do not exceed, for any Participant, the amount designated under Section 14.7.

A separate written loan policy may not modify the requirements under subsections (a) through (e) above, except as permitted in the referenced Sections of this Article.

14.2
Administration of Loan Program. A Participant loan is available under this Article only if the Participant makes a request for such a loan in accordance with the provisions of this Article or in accordance with a separate written loan policy. To receive a Participant loan, a Participant must sign a promissory note along with a pledge or assignment of the portion of the Account Balance used for security on the loan. Except as provided in a separate loan policy or in a written modification to the default loan policy in this Article, any reference under this Article 14 to a Participant means a Participant or Beneficiary who is a party in interest (as defined in ERISA §3(14)).

In the case of a restated Plan, if any provision of this Article 14 is more restrictive than the terms of the Plan (or a separate written loan policy) in effect prior to the adoption of this Prototype Plan, such provision shall apply only to loans finalized after the adoption of this Prototype Plan, even if the restated Effective Date indicated in the Agreement predates the adoption of the Plan.

14.3	Availability of Participant Loans. Participant loans must be made available to Participants in a reasonably equivalent manner. The Plan Administrator may refuse to make a Joan to any

Participant who is determined to be not creditworthy. For this purpose, a Participant is not creditworthy if, based on the facts and circumstances, it is reasonable to believe that the Participant will not repay the loan. A Participant who has defaulted on a previous loan from the Plan and has not repaid such loan (with accrued interest) at the time of any subsequent loan will not be treated as creditworthy until such time as the Participant repays the defaulted loan (with accrued interest). A separate written loan policy or written modification to this loan policy may prescribe different rules for determining creditworthiness and to what extent creditworthiness must be determined.

Paragraph in Basic Plan Document deleted by EG TRRA.

14.4         Superceded by Section 14.4 above.

14.5
Adequate Security. All Participant loans must be adequately secured. The Participant’s vested Account Balance shall be used as security for a Participant loan provided the outstanding balance of all Participant loans made to such Participant does not exceed 50% of the Participant’s vested Account Balance, determined immediately after the origination of each loan, and if applicable, the spousal consent requirements described in Section 14.9 have been satisfied. The Plan Administrator (with the consent of the Trustee) may require a Participant to provide additional collateral to receive a Participant loan if the Plan Administrator determines such additional collateral is required to protect the interests of Plan Participants. A separate loan policy or written modifications to this loan policy may prescribe alternative rules for obtaining adequate security. However, the 50% rule in this paragraph may not be replaced with a greater percentage.

14.6
Periodic Repayment. A Participant loan must provide for level amortization with payments to be made not less frequently than quarterly. A Participant loan must be payable within a period not exceeding five (5) years from the date the Participant receives the loan from the Plan, unless the loan is for the purchase of the Participant’s principal residence, in which case the loan must be payable within a reasonable time commensurate with the repayment period permitted by commercial lenders for similar loans. Loan repayments must be made through payroll withholding, except to the extent the Plan Administrator determines payroll withholding is not practical given the level of a Participant’s wages, the frequency with which the Participant is paid, or other circumstances.

(a)
Unpaid leave of absence. A Participant with an outstanding Participant loan may suspend loan payments to the Plan for up to 12 months for any period during which the Participant is on an unpaid leave of absence. Upon the Participant’s return to employment (or after the end of the 12-month period, if earlier), the Participant’s outstanding loan will be reamortized over the remaining period of such loan to make up for the missed payments. The reamortized loan may extend beyond the original loan term so long as the loan is paid in full by whichever of the following dates comes first: (1) the date which is five (5) years from the original date of the loan (or the end of the suspension, if sooner), or (2) the original loan repayment deadline (or the end of the suspension period, if later) plus the length of the suspension period.

(b)
Military leave. A Participant with an outstanding Participant loan also may suspend loan payments for any period such Participant is on military leave, in accordance with Code §414(u)(4). Upon the Participant’s return from military leave (or the expiration of five years from the date the Participant began his/her military leave, if earlier), loan payments will recommence under the amortization schedule in effect prior to the Participant’s military leave, without regard to the five-year maximum loan repayment period. Alternatively, the loan may be reamortized to require a different level of loan payment, as long as the amount and frequency of such payments are not less than the amount and frequency under the amortization schedule in effect prior to the Participants military leave.

A separate loan policy or written modification to this loan policy may (1) modify the time period for repaying Participant loans, provided Participant loans are required to be repaid over a period that is not longer than the periods described in this Section; (2) specify the frequency of Participant loan repayments, provided the payments are required at least quarterly; (3) modify the requirement that loans be repaid through payroll withholding; or (4) modify or eliminate the leave of absence and/or military leave rules under this Section.

14.7         Superceded by Section 14.7 above.

14.8
Segregated Investment. A Participant loan is treated as a segregated investment on behalf of the individual Participant for whom the loan is made. The Plan Administrator may adopt separate administrative procedures for determining which type or types of contributions (and the amount of each type of contribution) may be used to provide the Participant loan. If the Plan Administrator does not adopt procedures designating the type of contributions from which the Participant loan will be made, such loan is deemed to be made on a proportionate basis from each type of contribution.

Unless requested otherwise on the Participant’s loan application, a Participant loan will be made equally from all investment funds in which the applicable contributions are held. A Participant or Beneficiary may direct the Trustee, on his/her loan application, to withdraw the Participant loan amounts from a specific investment fund or funds. A Participant loan will not violate the requirements of this default loan policy merely because the Plan Administrator does not permit the Participant to designate the contributions or funds from which the Participant loan will be made. Each payment of principal and interest paid by a Participant on hisJher Participant loan shall be credited proportionately to such Participant’s Account(s) and to the investment funds within such Account(s).

A separate loan policy or written modifications to this loan policy may modify the rules of this Section without limitation, including prescribing different rules for determining the source of a loan with respect to contribution types and investment funds.

14.9
Spousal Consent. If this Plan is subject to the Joint and Survivor Annuity requirements under Article 9, a Participant may not use his/her Account Balance as security for a Participant loan unless the Participant’s spouse, if any, consents to the use of such Account Balance as security for the loan. The spousal consent must be made within the 90-day period ending on the date the Participant’s Account Balance is to be used as security for the loan. Spousal consent is not required, however, if the value of the Participant’s total vested Account Balance (as determined under Section 8.3(e)) does not exceed $5,000 ($3,500 for loans made before the time the $5,000 rules becomes effective under Section 8.3). If the Plan is not subject to the Joint and Survivor Annuity requirements under Article 9, a spouse’s consent is not required to use a Participant’s Account Balance as security for a Participant loan, regardless of the value of the Participant’s Account Balance.

Any spousal consent required under this Section must be in writing, must acknowledge the effect of the loan, and must be witnessed by a plan representative or notary public. Any such consent to use the Participant’s Account Balance as security for a Participant loan is binding with respect to the consenting spouse and with respect to any subsequent spouse as it applies to such loan. A new spousal consent will be required if the Account Balance is subsequently used as security for a renegotiation, extension, renewal, or other revision of the loan. A new spousal consent also will be required only if any portion of the Participant’s Account Balance will be used as security for a subsequent Participant loan.

A separate loan policy or written modifications to this loan policy may not eliminate the spousal consent requirement where it would be required under this Section, but may impose spousal consent requirements that are not prescribed by this Section.

14.10
Procedures for Loan Default. A Participant will be considered to be in default with respect to a loan if any scheduled repayment with respect to such loan is not made by the end of the calendar quarter following the calendar quarter in which the missed payment was due.

If a Participant defaults on a Participant loan, the Plan may not offset the Participant’s Account Balance until the Participant is otherwise entitled to an immediate distribution of the portion of the Account Balance that will be offset and such amount being offset is available as security on the loan, pursuant to Section 14.5. For this purpose, a loan default is treated as an immediate distribution event to the extent the law does not prohibit an actual distribution of the type of contributions which would be offset as a result of the loan default (determined without regard to the consent requirements under Articles 8 and 9, so long as spousal consent was properly obtained at the time of the loan, if required under Section 14.9). The Participant may repay the outstanding balance of a defaulted loan (including accrued interest through the date of repayment) at any time.

Pending the offset of a Participant’s Account Balance following a defaulted loan, the following rules apply to the amount in default.

(a)	Interest continues to accrue on the amount in default until the time of the loan offset or, if earlier, the date the loan repayments are made current or the amount is satisfied with other collateral.

(b)
A subsequent offset of the amount in default is not reported as a taxable distribution, except to the extent the taxable portion of the default amount was not previously reported by the Plan as a taxable distribution.

(c)	The post-default accrued interest included in the loan offset is not reported as a taxable distribution at the time of the offset.

A separate loan policy or written modifications to this loan policy may modify the procedures for determining a loan default.

14.11       Termination of Employment.

(a)
Offset of outstanding loan. A Participant loan becomes due and payable in full immediately upon the Participant’s termination of employment. Upon a Participant’s termination, the Participant may repay the entire outstanding balance of the loan (including any accrued interest) within a reasonable period following termination of employment. If the Participant does not repay the entire outstanding loan balance, the Participant’s vested Account Balance will be reduced by the remaining outstanding balance of the loan (without regard to the consent requirements under Articles 8 and 9, so long as spousal consent was properly obtained at the time of the loan, if required under Section 14.9), to the extent such Account Balance is available as security on the loan, pursuant to Section 14.5, and the remaining vested Account Balance will be distributed in accordance with the distribution provisions under Article 8. If the outstanding loan balance of a deceased Participant is not repaid, the outstanding loan balance shall be treated as a distribution to the Participant and shall reduce the death benefit amount payable to the Beneficiary under Section 8.4.

(b)
Direct Rollover. Upon termination of employment, a Participant may request a Direct Rollover of the loan note (provided the distribution is an Eligible Rollover Distribution as defined in Section 8.8(a)) to another qualified plan which agrees to accept a Direct Rollover of the loan note. A Participant may not engage in a Direct Rollover of a loan to the extent the Participant has already received a deemed distribution with respect to such loan. (See the rules regarding deemed distributions upon a loan default under Section 14.10.)

(c)
Modified loan policy. A separate loan policy or written modifications to this loan policy may modify this Section 14.11, including, but not limited to: (1) a provision to permit loan repayments to continue beyond termination of employment; (2) to prohibit the Direct Rollover of a loan note; and (3) to provide for other events that may accelerate the Participant’s repayment obligation under the loan.

Accepted by: /s/Thomas T. Hawker Date: 9/2/03